Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

November 9, 2007

Re:	Stratasys, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
Form 10-Q for the quarterly period ended June 30, 2007
Filed August 9, 2007
File No. 001-13400

Dear Mr. Krikorian:

We are responding to your comment letter dated September 20, 2007, regarding our Annual Report on Form 10-K for the year ended December 31, 2006, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. We sincerely appreciate the SEC’s continuing interest in assisting us in providing more transparency in our financial statement disclosures.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K for the fiscal year ended December 31. 2006

Critical accounting policies

Revenue recognition, page F- 35

1.	We note your response to prior comment No. 1 and have the following comments. Describe your payment terms with your reseller and indicate the amount of time after your drop shipment until you receive payment from the reseller. Explain why you believe that collectibility is reasonably assured in these instances even though the reseller may not have the ability to pay until they collect cash from their customers.

Response.

Our payment terms with our resellers vary depending on the type of sale and the region of the world. Some of our shipments go directly to our reseller while others may be drop shipped directly to an end user. As we have indicated in our Form 10-K, we allow 3D Printer resellers extended 180-day terms on demo units. We do this to encourage them to have demo units as we believe a demonstration of the technology is a key factor to the successful selling of our products. We do this for all our resellers throughout the world. Our general terms are 30 days from date of shipment, but we will vary our terms occasionally to match normal business practices in certain regions of the world. We do not specifically track the time to pay for units that are drop shipped. We monitor and manage each reseller relationship on its individual merit and continually monitor each reseller’s receivable position. It is important to note that payment to us is not contingent upon payment from their end customer.

Determining “reasonable assurance” of collectibility requires exercising judgment. This judgment includes, among other things, an assessment of the current financial condition of each reseller, its financial outlook and viability, its historical pattern of making payments, and its business integrity. As we sell capital goods that carry a high cost of production, the cost of making an error in judgment is not merely the non-collection of a receivable, but the cost of the equipment we shipped to the reseller. This is an important factor because there is a significantly higher economic real dollar loss than if we were selling a low cost item or software. This is why we perform substantial due diligence, as outlined in our original response letter, on our resellers before extending credit and establish credit limits based on the criteria we outlined in our original response. In addition, we look at the length of time we have been doing business with the reseller and its historical payment history. We recognize the sales cycle is not complete until we collect the cash for the goods. Prior to shipment, we look to the prospects of successful completion and use a warranted “degree of skepticism” in our analysis as prescribed by Statement of Accounting Concepts No. 5 (SFAC No. 5) as referenced in Staff Accounting Bulletin No 101. As a seller of capital goods with high manufacturing costs, there is no reason to ship systems to a reseller without being “reasonably assured” of getting paid. Having said that, business is fraught with risks and no system is foolproof. As it states in SFAC No. 5 “Estimating those uncertain results of incomplete cycles is costly and involves risks, but the benefits of timely financial reporting based on sales or other more relevant events, rather than on cash receipts or other less relevant events, outweigh those costs and risks.” We make our shareholders aware of those risks by including them in our risk factors within our SEC filings. We believe our revenue recognition complies with all facets of generally accepted accounting principles.

Reclassifications—page F-17

2.	We note your response to our prior comment No. 3 and have the following comments. Unless the disclosure and the adjustment to line items are deem immaterial based on a SAB 99 analysis, your disclosures should be revised to include a footnote in the financial statements that describes the changes in classification as a correction of an error. The footnote should also disclose the reclassification of the cost of revenue amounts and the gross margins for each of the years including how these amounts were previously reported each year in the statements of consolidated statements of operations. See paragraphs 27 and A7 of SFAS No. 154. The statements of operations should also indicate each year that has been restated by labeling the respective columns. The selected financial data should quantify the amount reclassified for each period presented and your quarterly information should disclose the amount reclassified for each quarterly period presented.

Response.

The reclassification had no impact on sales, operating income, net income or earnings per share, and we viewed this on a qualitative basis as required under SAB 99. In discussing materiality, SAB 99 states, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” It further goes on to provide a list of several items to be considered as follows:

  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate whether the misstatement masks a change in earnings or other trends whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise whether the misstatement changes a loss into income or vice versa whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability whether the misstatement affects the registrant's compliance with regulatory requirements whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation whether the misstatement involves concealment of an unlawful transaction.

While the list should not be considered exhaustive, the only point applicable to our situation is the “whether the misstatement masks a change in earnings or other trend.” As it had no impact on the earnings, the most important trend we considered was its impact on gross margin. The amount of the reclassification impacted gross margin by only 4.2 percent to 4.6 percent for the three-year period ended December 31, 2006. In addition, it did not have any impact on the trend in gross profit percentage, and we did not believe it materially misstated any trends. The trends after the reclassification are consistent with those prior to the reclassification. Therefore, we concluded that it was not material under SAB 99, and consequently, no additional disclosures were required. A subjective point supporting our position was the lack of any questions from the analysts following Stratasys with regard to the reclassification during the release of our year-end financial results and conference call prior to our filing of the Form 10-K. In their reports subsequent to the earnings call, but prior to the filing of our Form 10-K, no analyst made significant note of the reclassification. We believe this further supports our position that it is improbable a reasonable person would be influenced by the change.

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (952) 294-3459.

Sincerely yours,

Robert F. Gallagher
Chief Financial Officer